UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 5)

Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

(Name of Subject Company (Issuer))

Banco Santander, S.A.

(Names of Filing Persons (offerors))

Series B Shares, par value Ps.3.780782962*

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN Number of Class of Securities)

05969B103 (American Depositary Shares Representing Series B Shares)

(CUSIP Number of Class of Securities)

Banco Santander, S.A.

New York Branch

45 E. 53rd Street

New York, New York 10022

Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel

Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With copies to:

Michael J. Willisch, Esq.

Davis Polk & Wardwell LLP

Paseo de la Castellana, 41

Madrid, Spain 28046

Tel: +34 91 768 9600

*	Not for trading, but only in connection with the listing of the American Depositary Shares (“ADSs”) on The New York Stock Exchange LLC (NYSE). Each ADS represented five Series B Shares. The last day of trading of the ADSs on the NYSE was May 4, 2023. The ADSs Deposit Agreement and the Depositary’s appointment as depositary bank under the ADSs Deposit Agreement was terminated on May 15, 2023.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (the “Purchaser”) with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2023 (as amended and supplemented by Amendment No. 1, dated March 6, 2023, Amendment No. 2, dated April 10, 2023, Amendment No. 3, dated April 13, 2023, Amendment No. 4, dated May 15, 2023, Amendment No. 5 and as further amended or supplemented from time to time, the “Schedule TO”).

The Schedule TO relates to the offer by Purchaser to acquire all the issued and outstanding (i) Series B shares of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, a company incorporated in United Mexican States (the “Company”), par value Ps.3.78078296 per share (the “Series B Shares”), and (ii) American Depositary Shares (each of which represents five Series B Shares) of the Company (the “ADSs,” and together with the Series B Shares, the “Shares”), in each case other than any Series B Shares or ADSs owned directly or indirectly by Purchaser, for Ps.24.52 in cash per Series B Share, or the U.S. dollar equivalent of Ps.122.6 in cash per ADS, without interest, upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated February 7, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Acceptance for B Shares and ADS Letter of Transmittal (as both defined in the Offer to Purchase), copies of which are attached to the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

Except as otherwise set forth in this Amendment No. 5, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information contained in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Statutory Sell-out expired on November 15, 2023. Pursuant to the Statutory Sell-out, the Purchaser has purchased and paid (or accepted for payment, as the case may be) a total of 9,243,880 Series B Shares, representing in the aggregate approximately 3.62% of the total number of Series B Shares to which the Offers were addressed and approximately 0.14% of the Company’s share capital.

As a result, a total of 253,550,193 Series B Shares (including 152,639,655 Series B Shares represented by ADSs), representing in the aggregate approximately 99.33% of the total number of Series B Shares (including Series B Shares represented by ADSs) to which the Offers were addressed and approximately 3.74% of the Company’s share capital were validly tendered into and not validly withdrawn from the Offers (including the initial offer period and the Statutory Sell-out). These amounts include 169,855 Series B Shares represented by ADSs validly tendered via notice of guaranteed delivery during the initial offer period of the U.S. Offer. After giving effect to the acquisition of a total of 253,550,193 Series B Shares (including 152,639,655 Series B Shares represented by ADSs), Purchaser’s shareholding in the Company is approximately 99.97% of the Company’s share capital.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 16, 2023	BANCO SANTANDER, S.A.

	By:	/s/ Pilar Salinas Rincón
Name: Pilar Salinas Rincón
Title: Corporate Legal Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated February 7, 2023.
(a)(1)(ii)*	Form of Acceptance for Series B Shares.
(a)(1)(iii)*	Form of ADS Letter of Transmittal.
(a)(1)(iv)*	Form of Notice of Guaranteed Delivery.
(a)(1)(v)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).
(a)(1)(vi)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).
(a)(1)(vii*)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).
(a)(1)(viii)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).
(a)(1)(ix)*	Form of Withdrawal Letter for ADSs.
(a)(1)(x)*	Form of Withdrawal Letter for Series B Shares.
(a)(1)(xi)*	Summary Advertisement as published in the Wall Street Journal on February 7, 2023.
(a)(5)(i)	Report of Relevant Information Issued by the Purchaser, dated October 21, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 21, 2022).
(a)(5)(ii)	Press Release Issued by the Purchaser, dated March 1, 2023 (incorporated by reference to Purchaser’s Form 6-K dated March 1, 2023 (accession number 0000950103-23-003400)).
(a)(5)(iii)	Press Release Issued by the Purchaser, dated April 10, 2023 (incorporated by reference to Purchaser’s Form 6-K dated April 10, 2023 (accession number 0000950103-23-005584)).
(a)(5)(iv)	Press Release Issued by the Purchaser, dated April 13, 2023 (incorporated by reference to Purchaser’s Form 6-K dated April 13, 2023 (accession number 0000950103-23-005702)).
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing fee table.

* Previously filed.